[PAUL, HASTINGS, JANOFSKY & WALKER LLP LETTERHEAD]

(212) 318-6053

keithpisani@paulhastings.com

April 28, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Excelsior LaSalle Property Fund, Inc. Form 10

Ladies and Gentlemen:

On behalf Excelsior LaSalle Property Fund, Inc. (the “Fund”), we hereby submit the Fund’s Form 10. The Fund is filing the Form 10 in compliance with Section 12(g) of the Securities Exchange Act of 1934, as it had more than $10,000,000 in assets and more than 499 stockholders of record at the end of its most recent fiscal year.

Please contact the undersigned at the number above or Mike Zuppone of this firm (212-318-6906) with any comments or questions.

Sincerely,

s/ Keith D. Pisani

Keith D. Pisani

FOR PAUL, HASTINGS, JANOFSKY & WALKER LLP